April 11, 2013

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin L. Vaughn Accounting Branch Chief

Re:	Landauer, Inc. Form 10-K for Fiscal Year Ended September 30, 2012 Filed December 12, 2012 File No. 001-09788

Dear Mr. Vaughn:

This letter responds to your March 27, 2013 letter to William E. Saxelby, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding our annual report on Form 10-K for the fiscal year ended September 30, 2012. For your convenience, we have included each of the Staff’s comments in italics before the corresponding response.

SEC Comment

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 6. Selected Financial Data, page 21

1.	We note your disclosures here, within your December 31, 2012 Form 10-Q, and Form 8-K filed on February 12, 2012 in which at you present a non-GAAP financial measure entitled “adjusted free cash flow.” We further note that you include a reconciliation of the differences between this non-GAAP financial measure to another non-GAAP financial measure. Please revise your future filings to include a quantitative reconciliation of the differences between “adjusted free cash flow” to the most directly comparable financial measure or measures calculated and presented in accordance with U.S. GAAP. Refer to Item 10 (e)(1)(i)(b) of Regulation S-K.

Response

We plan to discontinue the use of “Adjusted Free Cash Flow” and will revise future 10-Q and 10-K filings to remove the reference to this measure. We will use the GAAP measure “net cash provided by operating activities” in our filed documents and may use “free cash flow” in filed documents.  To the extent we use "free cash flow" in a filed document, we provide a reconciliation to the most directly comparable GAAP measure, which is “net cash provided by operating activities". We may continue to use the non-GAAP measure “Adjusted Free Cash Flow” in furnished documents and other materials not provided to the Commission.

SEC Comment

Item 8. Financial Statements and Supplementary Data, page 36

Note 1. Summary of Significant Accounting Policies, page 42

2.	We note that your cash equivalents have original maturities of three months or less. Please tell us whether your cash equivalents are also highly liquid investments and meet the definition of cash equivalents in paragraph 305-10-20 of the FASB Accounting Standards Codification.

Response

The nature of the instruments that have been included in cash equivalents with original maturities of greater than three months are demand instruments with banking institutions that are backed by government supported financial institutions. These instruments also are not subject to penalty for early withdrawal, and thus we have concluded that the terms are essentially the same as cash held in regular bank accounts.

FASB ASC 305-10-20 states that cash equivalents have both of the following characteristics:

•                  Readily convertible to known amounts of cash, and

•                  So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

We believe that since we have investments that are readily convertible into known amounts of cash and are held by institutions backed by their respective government with no penalty for early withdrawal; these amounts should be considered cash and cash equivalents in our financial statements. In future filings we will clarify this point in the notes to our financial statements related to significant accounting policies.

SEC Comment

Note 15. Geographic Information, page 63

3.	Please revise future filings to disclose the basis of attributing revenues from external customers to individual countries pursuant to paragraph 280-10-50-41(A) of the FASB Accounting Standards Codification.

Response

We will add the following disclosure in future filings: “External customer revenues in the tables below were attributed to a particular region based on whether the customer had a direct contract with the Landauer subsidiary located in that region.”

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned at (708) 755-7000.

Sincerely,

/s/ Michael K. Burke

Michael K. Burke
Chief Financial Officer